KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them The person liable: PDMR Closely associated person (natural person) Closely associated person (legal person) Info about the one who reports Last name Lao First name Alfi Business name Himalaya Shipping Ltd. About PDMR Last name SVENSEN First name LARS-CHRISTIAN Position / role Contracted Chief Executive Officer Initial notification or amendment to prior notification Initial Amendment Details about the issuer or emission allowance market participant Business name Himalaya Shipping Ltd. LEI number 984500D86FFE5EYE7988 Skjemaversjon: 46345 4/4/2025 11:30:46 AM AR 674711396 4/ 4/ 20 25 1 1: 30 :4 6 AM A R 67 47 11 39 6 1

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them Description of the financial instrument/type of instrument Instrument Derivative ISIN code N/A Name of the financial instrument Award of options under the Company's stock option program Nature of the transaction Transaction type Acceptance of a stock option Share option program The transaction is linked to an excersise of a share option program Yes No Currency of the transaction Currency USD Price(s) and volume(s) Price per unit 7.5 Volume 120 000 Aggregated information Average price per unit 7.50000 Aggregated volume 120 000 Total amount 900 000.000000 Date of the transaction Date 4/3/2025 Place of the transaction Trading venue XOFF - Outside a trading venue Comment 4/4/2025 11:30:46 AM AR 674711396 4/ 4/ 20 25 1 1: 30 :4 6 AM A R 67 47 11 39 6 2